FOR IMMEDIATE RELEASE: May 23, 2011	PR 11-12

Atna Resources Reports First Quarter Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today reported unaudited interim financial results for the Company’s first quarter ended March 31, 2011. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the first quarter MD&A and Financials filed on SEDAR and EDGAR or it may be found on the Company’s website at www.atna.com.

Highlights for First Quarter 2011:

•	Atna's Briggs Gold Mine produced $2.4 million in positive operating cash flow and $1.7 million of net operating profit;
•	New drilling at Briggs expanded the Deep Briggs Zone, which may increase mineral reserves upon further study;
•
Estimated recoverable in-process gold inventory at Briggs increased during the first quarter due to limitations in leach system capacity, to approximately 14,100 ounces with a potential quarter end market value of $20.3 million based on a gold price of $1,439;

•	Completed work in May to double the capacity of the gold absorption and leach recovery system to reduce future in-process gold inventory;
•	Expansion of the leach pad is expected to be complete in June 2011;
•	$2.1 million of notes payable were converted to equity or repaid during the quarter significantly reducing outstanding debt;
•	Water well and wildlife exclusion fencing has been completed at Reward; and
•	First quarter interim financial statements were prepared in accordance with IFRS.

First Quarter Financial Results:

For the three months ended March 31, 2011, Atna recorded a net loss of $0.1 million, or basic loss per share of less than $0.01, on revenues of $9.2 million. This compares to a net loss of $1.6 million, or a basic loss per share of $0.02, on revenues of $6.1 million for the three months ended March 31, 2010. For the first quarter ended March 31, 2011, cash and cash equivalents were $6.2 million, a decrease of $3.4 million from December 31, 2010. Please see the following summarized table of financial data for more information on the financial balances and results.

Conference Call:

Management will host a conference call on Tuesday, May 24, 2011, at 2:00p.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 69741859

A replay of the first quarter call will be available through midnight Eastern on Thursday, May 26, 2011, by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 69741859

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, IFRS basis)
(Unaudited)

	March 31,	December 31,
BALANCE SHEETS	2011	2010

ASSETS
Current assets	$20,499,300	$22,433,600
Non-current assets	63,059,900	60,772,500

Total assets	83,559,200	83,206,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	12,719,300	12,261,300
Notes payable - long term	2,218,300	2,406,600
Gold bonds, net of discount	5,979,100	6,781,000
Other non-current liabilities	4,563,800	4,620,600
Shareholders' equity	58,078,700	57,136,600

Total liabilities and shareholders’ equity	$83,559,200	$83,206,100

	Three Months Ended
	March 31,
STATEMENTS OF OPERATIONS	2011	2010

Revenues	$9,209,700	$6,086,700
Cost of sales	7,436,900	5,853,700
Operating gross profit	1,772,800	233,000
General and administrative	982,000	1,037,900
Exploration	71,800	342,900
Other expense, net	867,200	441,700

Net loss	(148,200)	(1,589,500)

Comprehensive loss	(105,400)	(1,807,000)

Basic loss per share	$(0.00)	$(0.02)

Basic weighted-average shares outstanding	99,469,135	83,307,478

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$9,593,200	$13,060,300
Net cash provided by (used in) operating activities	636,600	(2,079,200)
Net cash used in investing activities	(1,716,900)	(814,800)
Net cash used in financing activities	(2,299,800)	(1,333,800)
Effect of exchange rate changes on cash	3,200	15,000

Cash and cash equivalents, end of the period	$6,216,300	$8,847,500